Setting the Record Straight:
The Truth About Asset Sales, Dividends and Debt Facilities
Investor Presentation
October 2010

Cautionary Statement Regarding Forward-Looking Statements
This presentation contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward looking statements.”
Discussion of risks and uncertainties that could cause actual results to differ materially from current projections, forecasts, estimates and expectations of Dynegy Inc. (“Dynegy”) is contained in
Dynegy’s filings with the Securities and Exchange Commission (the “SEC”). Specifically, Dynegy makes reference to, and incorporates herein by reference, the section entitled “Risk Factors” in its most recent Form 10-K and subsequent reports on Form 10-Q, and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in its most recent definitive proxy statement filed with the SEC on October 4, 2010. In addition to the risks and uncertainties set forth in Dynegy’s SEC filings, the forward-looking statements described in this presentation could be affected by, among other things, (i) the timing and anticipated benefits to be achieved through Dynegy’s 2010-2013 company-wide cost savings program; (ii) beliefs and assumptions relating to liquidity, available borrowing capacity and capital resources generally; (iii) expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change, air emissions, cooling water intake structures, coal combustion byproducts, and other laws and regulations to which Dynegy is, or could become, subject; (iv) beliefs about commodity pricing and generation volumes; (v)
anticipated liquidity in the regional power and fuel markets in which Dynegy transacts, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties; (vi) sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof; (vii) beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market, including the potential for a market recovery over the longer term; (viii) the effectiveness of Dynegy’s strategies to capture opportunities presented by changes in commodity prices and to manage its exposure to energy price volatility; (ix) beliefs and assumptions about weather and general economic conditions; (x) beliefs regarding the
U.S. economy, its trajectory and its impacts, as well as Dynegy’s stock price; (xi) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability; (xii) beliefs and expectations regarding the Plum Point Project; (xiii) expectations regarding Dynegy’s revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments; (xiv) Dynegy’s focus on safety and its ability to efficiently operate its assets so as to maximize its revenue generating opportunities and operating margins; (xv) beliefs about the outcome of legal, regulatory, administrative and legislative matters; (xvi) expectations and estimates regarding capital and maintenance expenditures, including the Midwest Consent Decree and its associated costs; and (xvii) uncertainties associated with the proposed transaction between Dynegy and an affiliate of Blackstone
(the “Merger”), including uncertainties relating to the anticipated timing of filings and approvals relating to the Merger and the sale by an affiliate of Blackstone of certain assets to NRG
Energy, Inc. (the “NRG Sale”), the outcome of legal proceedings that have been or may be instituted against Dynegy and/or others relating to the merger agreement and/or the NRG Sale, the expected timing of completion of the Merger, the satisfaction of the conditions to the consummation of the Merger with an affiliate of Blackstone and the NRG Sale and the ability to complete the Merger. Any or all of Dynegy’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond Dynegy’s control.
Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including EBITDA, Adjusted EBITDA, EBITDAR, Adjusted EBITDAR and Adjusted Debt.  Reconciliations of
these measures to the most directly comparable GAAP measures to the extent available without unreasonable effort are contained herein. To the extent required, statements disclosing the definitions of such non-GAAP financial measures are included herein.
WHERE YOU CAN FIND MORE INFORMATION
In connection with the Merger, Dynegy filed a definitive proxy statement with the SEC on October 4, 2010 and commenced mailing the definitive proxy statement and form of proxy to the stockholders of Dynegy. BEFORE MAKING ANY VOTING DECISION, DYNEGY’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS
ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Dynegy’s stockholders are able to obtain, without charge, a copy of the definitive proxy statement and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Dynegy’s stockholders are also able to obtain, without charge, a copy of the definitive proxy statement and other relevant documents by directing a request by mail or telephone to Dynegy Inc., Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston,
Texas 77002, telephone: (713) 507-6400, or from the Dynegy’s website, http://www.dynegy.com.

PARTICIPANTS IN THE SOLICITATION
Dynegy and its directors and officers may be deemed to be participants in the solicitation of proxies from Dynegy’s stockholders with respect to the Merger. Information about Dynegy’s directors and executive officers and their ownership of Dynegy’s common stock is set forth in the proxy statement for Dynegy’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on
April 2, 2010. Stockholders may obtain additional information regarding the interests of Dynegy and its directors and executive officers in the Merger, which may be different than those of
Dynegy’s stockholders generally, by reading the definitive proxy statement and other relevant documents regarding the Merger.
Forward-Looking Statements/Additional Information/
Participants in Solicitation

• Under no scenario as a public company would Dynegy’s Board be able to issue a dividend to stockholders
 – No meaningful dividend would be permitted by Dynegy’s credit agreement
 – Dividends would not be prudent given Dynegy’s current projected sources and uses of cash
 – Dividends would not be permitted as a public company under Delaware law given Dynegy’s current financial forecasts(1)
• Dynegy’s Board considered several strategic alternatives, including various asset sale packages, and determined not to pursue them
 – Significant asset sales are not permitted by Dynegy’s credit agreement and would result in a loss of Dynegy’s existing
 $1.9 billion credit facility
 – Asset sales would exacerbate already significant negative cash flow forecasts and increase debt to EBITDA ratio
• Sell-side analyst reports reflect a deep understanding of Dynegy’s financial condition and the power generation industry and their analyses appear to support the Board’s conclusion that the Blackstone transaction is the best alternative for Dynegy’s stockholders
 – Significant risk associated with a stand-alone strategy
 – Goldman, Sachs & Co. and Greenhill & Co., LLC each provided fairness opinions(2)
 – “Go-shop” process validated Blackstone’s $4.50 per share offer - no other offer was received
The Blackstone Transaction is the Best
Alternative for Dynegy’s Stockholders

Dynegy’s Board believes the Blackstone offer provides certainty and fair value
Unrealistic and unsubstantiated market speculation will significantly harm stockholder value if the Blackstone transaction is not completed
 (1) Based on Dynegy’s current financial condition and forecasts, Dynegy does not believe it presently has sufficient statutory surplus to support a dividend.
 (2) See definitive proxy statement for the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman, Sachs & Co. and
 Greenhill & Co. in connection with their respective opinions.

• As a public company, Dynegy’s current financial condition simply would not support paying a dividend
 – No meaningful dividend would be permitted by Dynegy’s credit agreement
 – Current high fixed-cost structure, projected negative cash flow and substantial debt obligations make issuing a dividend imprudent at best
 – Dividends would not be permitted as a public company under Delaware law given Dynegy’s current financial forecasts
 – Given Dynegy’s currently projected negative cash flow forecasts through 2015, Dynegy will be required to raise new capital to satisfy its obligations and operate its business as a going concern
 – Dynegy’s leverage is ~10 x, compared to peer group leverage of ~3.5 x-6.5 x
 – Dynegy is rated CCC by Moody’s
Dynegy is Not in a Position to Pay a Dividend
to Stockholders…

No public company in Dynegy’s condition should issue a dividend

DYNEGY

($ in millions)

Assumed cash on hand at year-end 2010	500
Asset sale proceeds	1,363
Liquidity sources	**1,863**
Assumed collateral	(450)
Cash outflow (2011 - 2015)*	(1,112)
Liquidity cushion	(300)
Lost cash flow on assets sold (2011 - 2015), Net of interest expense savings*	(365)
Liquidity uses	**(2,227)**
Net uses greater than sources	**(364)**

*Based on June 7, 2010, pricing

Asset Sales Would Not Create Stockholder Value
& Would Result in a Loss of $1.9 B in Credit Facilities
• Dynegy’s Board previously considered various asset sale
 packages and concluded that the Blackstone transaction is
 the best alternative for stockholders
 – An asset sale similar to Blackstone’s agreed sale of assets to NRG
 Energy is not permitted, and would result in a loss of Dynegy’s existing $1.9 billion credit facility
 – Proceeds of the asset sale would be needed to support existing collateral needs AND help fund ~$1.5 billion of currently
 projected negative cash flows over the next five years
 ▪ Lost cash flow from assets sold, net of interest expense savings, would result in additional negative cash flow of ~$365 million above the ~$1.1 billion, for a total negative cash flow of ~$1.5 billion over the next five years
 – Any asset sales would increase Dynegy’s leverage and further limit future access to capital markets
 – Sale of assets would also increase Dynegy’s exposure to Midwest coal market, especially in terms of regulatory and environmental uncertainties and sensitivity to delivered coal costs
Under current market conditions, any assets sold today would add significant risk and worsen Dynegy’s financial condition
Note: Calculation of liquidity sources assumes asset sale proceeds from the sale of the same asset package, including sales price, that is being sold by Blackstone to NRG Energy. Liquidity cushion needed for working capital, collateral spikes, etc. “Lost cash flow on assets sold (2011-2015), net of interest expense savings” includes ~$830 million of cash flow associated with the four assets that are being sold by Blackstone to NRG Energy and ~$465 million consisting primarily of interest expense savings due to no credit facility in place and less debt. Cash outflow of $1.1 billion is based on the financial forecasts prepared by management of Dynegy in connection with the Board’s consideration of the Blackstone transaction and is based on June 7, 2010, pricing. See appendix for additional information.
Recovery in commodity prices needs to be higher and sooner than forecasted if a meaningful amount of assets are to be sold in today’s market

Future Financial Position Could be even Worse
than Forecasted as Markets Continue to Deteriorate

Pricing:
 Commodity prices continue to decline with absence of any recovery in sight
 – Summary Financial Forecasts based on June 7, 2010, pricing
 – Dynegy’s forecasted negative cash flow of $1.1 billion from 2011-2015 should therefore worsen
 – Based on updated commodity curves as of September 7, 2010, forecasted negative cash flow would be $1.6 billion, reflecting a deterioration due to pricing declines (1)
Coal & Rail Transportation Contracts:
  If coal & rail transportation contracts are priced more in-line with today’s market pricing, there will be a negative impact on
 EBITDA
 – Summary Financial Forecasts assumed rail transportation contracts are negotiated at rates more favorable than today’s market pricing, when the current below-market contracts expire at the end of 2013
 – If coal & rail transportation contracts are priced more in-line with today’s market pricing, EBITDA would be reduced an average of $135 million in both 2014 and 2015 (2)
Asset Retirements:
 Asset retirements in the market may not materialize as assumed; therefore, supply may continue to outstrip demand
 – Summary Financial Forecasts assumed industry asset retirements beginning in 2013, which resulted in reduced reserve margins. Lower reserve margins improve the economics of Dynegy’s portfolio, particularly in the Midwest
 – If assumed industry asset retirements are delayed, current excess capacity will persist
 – If asset retirements do not materialize, EBITDA would be reduced by an average of $85 million each year from 2013-
 2015
Based on current gas prices, coal & rail transportation pricing and supply &
demand factors, Dynegy’s forecasted negative cash flow could be materially worse
 (1) In updating the cash flow estimates related to the June 7, 2010  pricing, the only assumption changed pertained to pricing impacts on gross margin. All other assumptions are the same.
 (2) Combination of increase in absolute rail transportation pricing and less dispatch due to assets being less economic.

DYNEGY

12-Aug-2010
19-Aug-2010
26-Aug-2010
2-Sep-2010
9-Sep-2010
16-Sep-2010
23-Sep-2010

7

Significant Risk of Negative Impact on Dynegy’s
Stock Price if Transaction is not Completed
• Dynegy’s pre-announcement stock price was $2.78 per share
 on August 12, when Blackstone confirmed its $4.50 per share offer
 – Average peer stock prices have fallen ~3% since August 12, implying a potential 60% loss in value compared to
 Blackstone’s offer
 – Dynegy’s higher leverage tends to amplify changes in its
 equity value
 – Natural gas prices have continued to fall and shale gas
 appears to be a long term driver of prices
 – Given these trends, and assuming the correlation between
 natural gas prices and Dynegy’s stock price returns,
 Dynegy’s stock price could trade at or below the pre-
 announcement price if the Blackstone transaction is not
 completed
• Cumulative cash outflows included in the Summary Financial
 Forecasts will decrease the company’s financial flexibility and reduce its access to traditional capital markets
• The company expects to restructure the balance sheet to
 reduce debt and thereby reduce fixed costs, which actions
 would be dilutive to stockholders
 – Issuance of equity, equity linked securities, debt for equity swaps or combination of these
 – Further asset sales at depressed and dilutive prices
If the Blackstone transaction does not close, the stock price could trade down to or below the pre-announcement price of $2.78 per share and stockholders could lose significant value
Indexed Stock Performance Since Transaction Announcement
Merchant Power Peers reflect market-capitalization-weighted index which includes Calpine, Mirant,
NRG Energy and RRI Energy performance as of September 27, 2010.

80%
100%
120%
140%
160%
180%
200%
Dynegy
+72.7%
Merchant
Power
Peers
-2.9%
Blackstone's $4.50 Cash Offer for Dynegy

Sell-Side Analyst & Rating Agency Commentary

Challenging Financial Profile
• “Based on our assessment of these public filings, Dynegy's financial profile is expected to be quite fragile, particularly during 2011 and 2012, when the company is projected to generate both negative operating cash flow and negative free cash flow due to weak operating margins and the required funding of their capital investment programs.” - Moody's, 10.01.10
• “We understand that the company's ability to remain compliant with the EBITDA to interest covenant in the current DHI revolver will become more challenging given that the covenant test gradually increases over time during the next twelve months.” - Moody's, 10.01.10
Extensive and Lengthy Process
• “Go-shop period likely long enough for competing bidder to emerge. The 40-day go-shop provision in the
 Blackstone bid for Dynegy expired at midnight last night. We believe the go-shop period was long enough that a competing bidder would likely be known by now.” - Andrew Smith, JP Morgan, 09.23.10
• “Fair to say no rock left unturned over the years in the search to find a buyer for DYN. The company has been quietly marketed for ~5 years, aggressively so for the last two with few interested parties getting beyond initial due diligence.” - Brandon Blossman, Tudor Pickering Holt, 10.11.10
Note: The research analyst materials in this presentation were taken from published research analyst reports. The research analysts and their respective organizations have not consented to the inclusion of materials from their research reports in these materials, and the use of materials from these research reports does not represent any recommendation by the analysts or their respective organizations as to how to vote in respect of the Merger.

Sell-Side Analyst & Rating Agency
Commentary (cont’d)

Full, Fair and Immediate Value
• “Current $4.50/sh offer appears reasonable as market outlook remains challenging for the next few years.
 We continue to believe Blackstone's offer price remains a reasonable deal for current shareholders, especially as natural gas pricing has maintained its downward trend... We believe the $4.50/sh offer is a reasonable value given current market conditions and EV/EBITDA trading multiples of the independent power producer group.” - Daniel W. Scott, Dahlman Rose & Co., 10.06.10
• “DYN value is very sensitive to assumptions. Time to return to a balanced supply demand power market is one of two big drivers for our IPP NAVs (the other being nat gas prices). Our base DYN assumption is a weighted average of 6 years to reach market equilibrium resulting in a $3.25/sh NAV, ~25% below BX’s take out offer.” - Brandon Blossman, Tudor Pickering Holt, 10.11.10
• “DYN/BX deal less certain, but still too risky to play for upside. Despite DYN stock occasionally trading above
 $5.00 in recent past, we were not willing to bite on the “better bid in the wings” hypothesis post BX’s
 $4.50/sh offer. Now, post the go shop period, an IPP experienced, activist fund has shown up on the scene with the likely goal of undermining shareholder support for the BX transaction. While we continue to believe that the path of least resistance is Blackstone’s $4.50/sh takeout, this activist entering the picture makes the transaction less certain. However, still not a game we’d play as we see downside risk at current
 DYN price level still outweighing any near-term upside.” - Brandon Blossman, Tudor Pickering Holt, 10.11.10

Sell-Side Analyst & Rating Agency
Commentary (cont’d)

Natural Gas Prices Continue to Fall
• “For another bidder to step in, they would be paying anywhere from 17% - 28% more (premium and termination fee) for a depreciating option. In addition, if looking to replicate the NRG deal with another party (NRG is locked in exclusivity), with the fall in Nat Gas prices and the depressed coal and gas units for sale in the market, those assets are unlikely to fetch the $1.36B NRG is paying for them. All said, there are significant financial hurdles for an interloping bid.”- Stephen Grahling, Jefferies & Co., 10.05.10
• “Dynegy’s fundamentals have been deteriorating since the deal was struck. Nat Gas prices, which set the price for power, have fallen 9% at the 2011 end of the pricing curve. Dynegy’s operating cash flow is decreasing — their cash needs are increasing. Dynegy will have $1.6B in excess liquidity on completing the transaction (including Blackstone’s equity contribution). However, after adjusting for the NRG sale, significantly more than $1.1B will be needed to support Dynegy’s cash needs for the next five years.
 Blackstone’s $543M equity cushion is declining.” - Stephen Grahling, Jefferies & Co., 10.05.10
Note: Emphasis added.

Appendix

• EBITDA Measures.  We believe that EBITDA and Adjusted EBITDA provide a meaningful representation of our operating performance.  We consider EBITDA as a way to measure financial performance on an ongoing basis.  Adjusted EBITDA is meant to reflect the true operating performance of our power generation fleet; consequently, it excludes the impact of mark-to-market accounting and other items that could be considered “non-operating” or “non-core” in nature, and includes the contributions of those plants classified as discontinued
 operations.  Because EBITDA and Adjusted EBITDA are two of the financial measures that management uses to allocate resources, determine Dynegy’s ability to fund capital expenditures, assess performance against its peers and evaluate overall financial performance, we believe they provide useful information for our investors.  In addition, many analysts, fund managers and other stakeholders that communicate with us typically request our financial results in an EBITDA and Adjusted EBITDA format.
 – “EBITDA” - We define “EBITDA” as earnings (loss) before interest, taxes, depreciation and amortization.
 – “Adjusted EBITDA” - We define “Adjusted EBITDA” as EBITDA adjusted to exclude (1) gains or losses on the sale of assets, (2) the impacts of mark-to-market changes and (3) impairment charges.
 – “Adjusted EBITDAR” - We define “Adjusted EBITDAR” as Adjusted EBITDA adjusted to exclude operating lease commitments.
• Debt Measures. We believe that our debt measures are useful because we consider these measures as a way to re-evaluate our progress toward our strategic corporate objective of reducing our overall indebtedness. In addition, many analysts and investors use these measures for valuation analysis purposes. The most directly comparable GAAP financial measure to the below measures is GAAP debt.
 – “Net Debt” - We define “Net Debt” as total GAAP debt less cash and cash equivalents and restricted cash. Restricted cash in this case consists only of collateral posted for the credit facility at the end of each period, and the Sithe debt reserve, at the end of each period where applicable.
 – “Net Debt and Other Obligations” or “Adjusted Net Debt”- We define “Net Debt and Other Obligations” or “Adjusted Net Debt” as total GAAP debt plus certain operating lease commitments less cash and cash equivalents and restricted cash. Restricted cash in this case consists only of collateral posted for the credit facility at the end of each period.
 – “Adjusted Debt” - We define “Adjusted Debt” as total GAAP debt plus certain operating lease commitments.
Definitions

DYNEGY

Summary Financial Forecasts							
			Fiscal Year Ending December 31,				
	2010 E[1]	2011 E[1]	2012 E[1]	2013 E[1]	2014 E[1]	2015 E[1]	Total
Dynegy's Forward Natural Gas Price Curve[2]	5.15	5.62	5.88	6.03	6.20	6.43	
($MM)							
Adjusted EBITDA[3]	517	405	348	538	466	557	
Operating Cash Flow	384	(23)	(126)	121	25	97	
Maintenance Capital Expenditures	(143)	(119)	(113)	(119)	(97)	(87)	
Environmental Capital Expenditures	(201)	(146)	(87)	(27)	(12)	(7)	
Operating Cash Flow less Total Capital Expenditures	40	(289)	(326)	(25)	(83)	4	
Total Debt (excluding capitalized Central Hudson lease)		4,577	4,414	4,332	4,332	4,332	
Debt Amortization Amounts		148	163	82	-	-	
Operating Cash Flow less Total Capital Expenditures and Debt Amortization Amounts		(437)	(489)	(107)	(83)	4	(1,112)
Operating Income	138	14	7	150	84	168	
Depreciation & Amortization	326	370	375	387	381	387	
Asset Impairments	1	-	-	-	-	-	
Interest Income	17	13	8	4	3	2	
EBITDA	463	384	382	537	465	555	
Mark-to-market, net	37	8	(42)	(3)	(2)	-	
Adjusted EBITDA	517	405	348	538	466	557	
Central Hudson Capitalized Lease Expense	50	50	50	50	50	50	
Adjusted EBITDAR	567	455	398	588	516	607	
Lost cash flow from asset sold (assets being sold to NRG)		(120)	(150)	(159)	(186)	(215)	(830)

Reg G Reconciliation

Note: The above is a summary of the financial forecasts prepared by management of Dynegy in connection with Board’s consideration of the Blackstone transaction. For additional information about these summary financial forecasts, including the assumptions Dynegy management made in preparing them, see the “Summary Financial Forecasts” section of the definitive proxy statement. (1)
Forecasted values. (2) Commodity pricing assumptions through 2012 were based upon June 7, 2010 price curves and commodity pricing assumptions after 2012 were based upon June 7, 2010 price curves and adjusted based upon management’s fundamental outlook, which included the assumption of asset retirements by which Dynegy would benefit. (3) Adjusted EBITDA means EBITDA plus other adjustments related to mark-to-market changes.

Capital Structure
Debt & Other Obligations as of 6/30/2010
Dynegy Power Corp.
 Central Hudson(2)   $633
Dynegy Holdings Inc.
$1,080 Million Revolver(1)  $0
Term L/C Facility $850
Tranche B Term $68
Sr. Unsec. Notes/Debentures  $3,450
Sub.Cap.Inc.Sec (“SKIS”) $200
Dynegy Inc.
 Senior Debentures $257
Sithe Energies
TOTALS ($ Million)	6/30/2010
Secured	$918
Secured Non-Recourse	$257
Unsecured	$3,650
Lease Obligation	$633
($ Million)	6/30/2010
Total Obligations	$5,458
Less: Cash & short-term investments	501
Less: Restricted cash(3)	850
Net Debt & Other Obligations	$4,107
Less: Central Hudson Lease Obligation	633
Net Debt	$3,474
(1) Represents drawn amounts under the revolver; actual amount of revolver was $1.08 Billion as of 6/30/2010;
(2) Represents PV (10%) of future lease payments. Central Hudson lease payments are unsecured obligations of
Dynegy Inc., but are a secured obligation of an unrelated third party (“lessor”) under the lease. DHI has guaranteed the lease payments on a senior unsecured basis; (3) Restricted cash includes $850MM related to the
Synthetic Letter of Credit facility